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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/MF: 07.689.002/0001-89

NIRE: 35.300.325.761

MATERIAL FACT

EMBRAER S.A. (“Company”), in accordance with article 157, §4 of Law 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), as well as under Resolution No. 44 of August 23, 2021, as amended, and Resolution CVM No. 77 of March 29, 2022 (“CVM Resolution 77”), informs its shareholders and the market in general that the Board of Directors, in a meeting held on this date, March 5, 2026, approved a share buyback program for its own issued shares (“Share Buyback Program”):

Purpose: acquisition of common shares, all registered, book-entry and with no par value, issued by the Company, all legal limits respected and based on available resources, for holding in treasury, cancellation, or subsequent sale of the shares on the market, as well as to fulfill the obligations and with the protection of commitments assumed by the Company under its share-based compensation plans.

Maximum number of shares to be acquired: up to 10.932.998 (ten million, nine hundred thirty-two thousand, nine hundred ninety-eight) ordinary shares issued by the Company, which represent approximately 1.5% of the 722,766,139 (seven hundred twenty-two million, seven hundred sixty-six thousand, one hundred thirty-nine) outstanding common shares issued by the Company in the market, as of this date, in accordance with CVM Instruction no. 77, of March 29, 2022, article 1st, sole paragraph, item I, with the Company holding, as of this date, 17.698.705 (seventeen million six hundred ninety-eight thousand seven hundred and five) shares in treasury.

Maximum term: the Share Buyback Program will come into effect on March 6, 2026, and will last for 12 (twelve) months, that being, until March 5, 2027.

Price and Method of Acquisition: The acquisitions will be carried out on the stock exchange, at B3 S.A. – Brasil, Bolsa, Balcão, at market prices and intermediated through the following financial institution: BTG Pactual Serviços Financeiros S/A DTVM.

The Company's Executive Board will determine the timing and the number of shares to be effectively acquired, observing the limits and validity period established by the Board of Directors and applicable regulations, with only resources available in accordance with Article 7, §1, of CVM Resolution 77 being used, arising from the Company's Investment and Working Capital Reserve, as determined in the financial statements for the fiscal year ended December 31, 2025, disclosed on March 6, 2026, with a value corresponding to R$ 2,013,983,540.61 (two billion, thirteen million, nine hundred and eighty-three thousand, five hundred and forty reais and sixty one cents).

The Company believes that the acquisition of its own issued shares will not impact its shareholder composition or its administrative structure. The members of the Board of Directors consider the Company's current financial situation is compatible with the execution of the Share Buyback Program under the approved conditions, and believe the share buyback will not impair the fulfillment of obligations assumed with creditors. This conclusion stems from an evaluation of the potential financial amount to be used in the Share Buyback Program when compared to (i) the level of obligations assumed with creditors, with the Company having the capacity to meet its financial commitments; and (ii) the amount available in cash, cash equivalents, and the Company's financial investments.

For the purposes of approving the Share Buyback Program, the Company will unwind the Equity Swap agreements entered into with Banco Itaú Unibanco S.A. as the Share Buyback Program is executed, pursuant to the Material Fact disclosed by the Company on November 6, 2025.

For more information on the Share Buyback Program, please refer to the information attached to the minutes of the Board of Directors' meeting held on this date, which have been duly made available on the Company's investor relations website and the CVM website, approving the Share Buyback Program, prepared in accordance with 'Annex G' to CVM Resolution No. 80, dated March 29, 2022, as amended.

São José dos Campos, March 5, 2026.

Antonio Carlos Garcia
Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations